News

FOR IMMEDIATE RELEASE
BMO Financial Group To Report Mark-to-Market Commodity Trading Losses Estimated To Be Between $350 Million And $450 Million (Pre-Tax) In The Second Quarter
TORONTO, April 27, 2007 — BMO Financial Group (NYSE: BMO, TSX: BMO) said today that mark-to-market commodity trading losses estimated at between CDN$350 million and CDN$450 million, pre-tax, will be recorded in the second quarter of its 2007 fiscal year. The impact of this to BMO Financial Group’s second quarter earnings, which will be announced on May 23, 2007, is estimated in the range of 45 cents to 55 cents per share.
A number of factors contributed to these mark-to-market commodity trading losses. During the quarter, positions held by BMO Financial Group in the energy market, primarily for natural gas, were negatively impacted by changes in market conditions. In particular, the market became increasingly illiquid and volatility dropped to historically low levels. In conjunction with this, there was a refinement in BMO’s approach to estimating the market value of this portfolio.
Bill Downe, President and Chief Executive Officer of BMO Financial Group, said:
“The commodity trading losses were the result of decisions that did not adequately recognize the vulnerability of the portfolio to changes in market volatility. We are conducting a thorough review and actions have been taken to address the current situation and reduce the likelihood of a recurrence. The commodity trading losses are particularly disappointing as our company continues to experience good operating momentum. We remain committed to providing the high level of service that our clients in the energy sector have come to expect from BMO Capital Markets.”
BMO will continue to reposition this portfolio to a lower and sustainable level, consistent with maintaining its core business of serving its energy client franchise. Going forward, the value of this portfolio will be subject to market conditions.
It is possible that as this portfolio is repositioned it could experience subsequent gains or losses depending on future market conditions. However, BMO’s expectation is that, even using adverse assumptions, any losses would be in a substantially lower range than those announced today.

BMO also said that its Tier 1 capital ratio at the end of the first quarter was 9.90 percent and the impact of these losses will be less than 20 basis points on that ratio. As a result this loss does not impair the ability of the company to pursue its strategic agenda.
There will be a conference call for Bill Downe, President and Chief Executive Officer, BMO Financial Group; Karen Maidment, Chief Financial and Administrative Officer, BMO Financial Group; Yvan Bourdeau, Chief Executive Officer, BMO Capital Markets and Head of Investment Banking Group; and Bob McGlashan, Chief Risk Officer, BMO Financial Group, to comment on this announcement and to respond to questions from the investor community on Friday April 27, 2007 from 9:00 a.m. (EDT) to 9:30 a.m. (EDT).
Interested parties are invited to listen to this call. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until May 11, 2007 by calling 416-695-5275 (from within Toronto) or 1-888-509-0081 (toll-free outside Toronto) and entering passcode 643819#.
A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Thursday, July 12, 2007.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions about the performance of the natural gas and crude oil commodity markets and how that will affect the performance of our commodity business were material factors we considered when establishing our estimates of the trading losses set out in this release. Key assumptions included that commodity prices and implied volatility would be stable and our positions would continue to be managed with a view to reposition the portfolio to a lower and sustainable level.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, Investor Relations, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019